

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Andriy Berezhnyy
President
Albero, Corp.
22 Mount Davys Rd.
Cullybackey, Ballymena
County Antrim, Northern Ireland BT421JH

> **Re:** **Albero, Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 6, 2015**
> **File No. 333-201365**

Dear Mr. Berezhnyy:

We have reviewed your responses to the comments in our letter dated January 30, 2015, and we have the following additional comments.

Description of Business, page 17

1. We note your response to prior comment 10. Please revise your disclosure to reconcile the statement in the second sentence of the second paragraph on page 17 that "We are planning to purchase brood mares of high category…" with the statement in the fifth sentence of that paragraph that "We do not intend to buy such high category young horses."

Exhibit 23

2. Please file an updated consent in accordance with Item 601 of Regulation S-K.

You may contact Kristen Shifflett (202) 551-3381, or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief